APPENDIX A

Fund	Fee Rate	Effective Date
TrimTabs All Cap International Free-Cash-Flow ETF	0.59%	September 27, 2016
TrimTabs All Cap U.S. Free-Cash-Flow ETF	0.59%	May 3, 2017
TrimTabs Donoghue Forlines Risk Managed Innovation ETF	0.69%	November 16, 2020
TrimTabs Donoghue Forlines Tactical High Yield ETF	0.69%	November 16, 2020